Prospectus Supplement (to Prospectus dated March 10, 2006)	Filed Pursuant to Rule 424(b)(7) File No. 333-132339

$300,000,000

COMPUCREDIT CORPORATION

5.875% Convertible Senior Notes due 2035

and

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements our prospectus dated March 10, 2006 and the prior prospectus supplements dated March 31, 2006, April 14, 2006, May 15, 2006, June 16, 2006, August 15, 2006 and October 6, 2006 relating to the offer and sale from time to time by certain of our securityholders of up to $300,000,000 aggregate principal amount of our 5.875% Convertible Senior Notes due 2035 and the shares of our common stock issuable upon conversion of the notes. The terms of the notes are set forth in the prospectus dated March 10, 2006.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus and the prior prospectus supplements. This prospectus supplement is qualified by reference to the prospectus and the prior prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and the prior prospectus supplements.

SELLING SECURITYHOLDERS

The table below supplements the table of selling securityholders contained in the “Selling Securityholders” sections of the prospectus and the prior prospectus supplements. Where the name of a selling securityholder identified in the table below also appears in a table in the prospectus or a prior prospectus supplement, the information set forth in the table below regarding that selling securityholder supersedes the information set forth in the prospectus and the prior prospectus supplements.

The following table is based solely on information provided by the selling securityholder. This information represents the most current information provided to us by the selling securityholder. The table below and the tables in the prospectus and the prior prospectus supplements may not reflect the exact principal amount of notes or number of shares of our common stock beneficially owned by the selling securityholders identified in the table because, since the date on which they provided the information regarding their ownership of those securities in the table, those securityholders may have acquired additional notes or shares of common stock issuable upon conversion of the notes or those securityholders may have sold, transferred or otherwise disposed of all or a portion of those securities. However, no selling securityholder may use the prospectus, as supplemented by this prospectus supplement, to offer or sell an aggregate principal amount of notes or a number of shares of common stock issuable upon conversion of the notes that exceeds the amount or number indicated with respect to that securityholder in the table below.

Selling Securityholder	Amount of Notes Beneficially Owned ($)(1)		Percentage of Notes Beneficially Owned		Amount of Notes To Be Sold ($)(1)		Number of Shares of Common Stock Beneficially Owned(2)(3)		Number of Shares of Common Stock That May Be Sold(3)	Number of Shares of Common Stock Upon Completion of the Offering(4)
Bear, Stearns & Co. Inc.(5)(6)	$84,150,000	(7)	28.1	%(7)	$84,150,000	(7)	1,658,750	(8)	1,592,664	66,086	(8)

(1)	We believe any excess of the total amount of registered sales by selling securityholders is the result of (a) sales by selling securityholders who previously registered their securities in unregistered exempt transactions and the subsequent registration by the purchasers thereof or (b) registration by selling securityholders who had acquired their securities in a previously registered transaction.
(2)	Includes shares of common stock issuable upon conversion of the notes.
(3)

The number of shares of our common stock issuable upon conversion of the notes is calculated assuming (i) that the notes are worth $600,000,000 at the time of conversion, with the $300,000,000 principal amount paid in cash and the remaining $300,000,000 paid in shares of our common stock and (ii) the conversion of the full amount of notes held by such holder at the initial conversion rate of 18.9265 per $1,000 principal amount of the notes, which equals an initial conversion price of $52.84. This conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the prospectus. Accordingly, the number of shares of our common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

(4)	Because a selling securityholder may sell all or a portion of the notes and common stock issuable upon conversion of the notes pursuant to this prospectus supplement, an estimate cannot be given as to the number or percentage of notes and common stock that the selling securityholder will hold upon termination of any sales. The information presented assumes that all of the selling securityholders will fully convert the notes for cash and shares of our common stock and that the selling securityholders will sell all shares of our common stock that they receive pursuant to such conversion.
(5)	The selling securityholder identified itself as a registered broker-dealer and, accordingly, it is deemed to be, under the interpretations of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933, as amended. Please see “Plan of Distribution” in the prospectus for required disclosure regarding the effect of classification as an underwriter.
(6)	The selling securityholder and its affiliates perform various financial advisory and investment banking services from time to time for us and our affiliates. The selling securityholder has received customary fees and commissions for these transactions. In November 2005, the selling securityholder acted as the initial purchaser of the securities offered by this prospectus supplement and the prospectus in a private placement. Concurrently with that transaction, the selling securityholder acted as underwriter in an offering of our common stock pursuant to a share lending agreement between us and an affiliate of the selling securityholder.
(7)	Does not include $225,000 of our 3.625% Convertible Senior Notes due 2025 and $3,218,000 of our 5.875% Convertible Senior Notes due 2035, all of which the selling securityholder has informed us that it acquired in previously registered transactions.
(8)	Includes 5,181 shares of common stock issuable upon conversion of our 3.625% Convertible Senior Notes due 2025 and 60,905 shares of common stock issuable upon conversion of our 5.875% Convertible Senior Notes due 2035, all of which the selling securityholder has informed us that it acquired in previously registered transactions.

Selling securityholders who are registered broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. In addition, selling securityholders who are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, if such selling securityholder (i) did not acquire its notes or underlying common stock in the ordinary course of business or (ii) had any agreement or understanding, directly or indirectly, with any person to distribute the notes or underlying common stock. To our knowledge, no selling securityholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

The securities offered hereby involve significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page 5 of the prospectus. You should consider these Risk Factors before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 29, 2007.